

July 24, 2007

Via U.S. Mail and Facsimile at (312) 660-0478

Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Re: **1-800 Contacts, Inc.**
      Schedule 13E-3 filed on June 26, 2007 by Fenway Partners
      Capital Fund III, L.P., *et al.*
      File No. 5-54695

      PREM14A filed on June 26, 2007 by 1-800 Contacts, Inc.
      File No. 0-23633

Dear Mr. Myers:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have generally limited the scope of our review to compliance with Rule 13e-3 and the disclosure requirements of Schedule 13E-3. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Note that all defined terms used in this letter have the same meaning as in the proxy statement filed by 1-800 Contacts, Inc.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.

Schedule 13E-3

1. The disclosure in the proxy statement indicates that other members of the company's senior management and board of directors will acquire equity interests in Holdings. In addition, we note that certain executive officers and directors of 1-800 Contacts will serve as directors of the surviving company and as members of the equivalent governing body of Holdings after the merger. These equity stakes and positions after the merger may require such persons to be filers on the Schedule 13E-3. In your response letter, analyze whether such affiliates are engaged in this going private transaction. Your analysis should identify them and provide the approximate percentage of total equity such individuals may own after the merger (both collectively and individually). In addition, describe each individual's current position with the company and his or her expected position with the surviving entity. We may have additional comments.

2. See comment 1 above. In your response letter, describe any equity interest in the surviving entity that director Frank LaGrange Johnson will or may receive as a result of the merger. We note that Mr. Johnson has entered into a support agreement with Alta Parent Corp. and Alta Acquisition Corp. whereby he has agreed to vote in favor of the merger the significant number of shares in 1-800 Contacts that he controls, thereby facilitating the transaction.

3. In your response letter, tell us why you have not included Fenway Partners, LLC which "sponsors" Fenway. Your analysis should describe the relationship and organizational structure between Fenway Partners II, Fenway Partners Capital Fund and Fenway Partners, LLC and the latter's role in this transaction and its funding. In addition, identify any individuals who control these entities in common. We may have additional comments after reviewing your response.

4. See our last comment above. We note the disclosure on page 2 of the Summary Term Sheet, where you state that after the merger, the company will become a privately held company "owned by a group of investors led by Fenway and the continuing investors." If this group includes persons or entities not currently included as filing persons on the Schedule 13E-3, please tell us in your response letter why you believe their omission is appropriate.

5. We note the disclosure on page 5 of the proxy statement that Fenway may assign "to their affiliated and/or non-affiliated investors … a portion of their respective commitments under the equity commitment letter delivered to Parent." Note that if such assignments occur, the entities to whom they are made may need to be included as filers on the Schedule 13E-3, since they will be funding the transaction in whole or in part. In turn, this may require revisions to the proxy statement and additional time for shareholders to receive and analyze new

disclosure about such entities. Please confirm your understanding in your response letter.

6. The Rollover Equity Side Letter and Term Sheet filed as Exhibit (d)(3) to the Schedule 13E-3 notes that Messrs. Coon and Nichols "and [their] respective family members" will have the right to acquire an equity stake in the surviving entity having a value of $25 million. Identify the other family members of Messrs. Coons and Nichols who will be investing in the company after the merger, and tell us why you have not included them as filing persons on the Schedule 13E-3.

PREM14A filed June 26, 2007

General

7. See our comments above. Please be aware that to the extent that you add additional filings persons on the Schedule 13E-3 as a result of these comments or otherwise, you may be required to revise the proxy statement to provide all of the disclosure required by Schedule 13E-3 as to those new filers individually. In addition, you may also be required to distribute additional soliciting materials and make timing accommodations to permit shareholders of 1-800 Contacts enough time to receive and react to the new information. Please confirm your understanding in your response letter.

Summary Term Sheet – Opinion of Financial Advisor, page 3

8. If any portion of the fees payable to Sonenshine Partners is conditioned on the closing of the merger, please so state here.

Questions and Answers about the Special Meeting and the Merger – Who are the continuing investors?, page 10

9. Identify by name and position the members of senior management and the board of directors who make up the group you refer to as the "continuing investors." Here and generally throughout the proxy statement, quantify by range or approximate percentage the equity stake each will own in the surviving entity individually and in the aggregate.

What vote of our stockholders is required to approve and adopt the merger agreement?, page 11

10. Identify the existing shareholders who are parties to the support agreement. In addition, describe their positions with the company.

Special Factors – Background of the Merger, page 20

11. Refer to the last sentence in the first paragraph in this section. Provide additional details about the "potential partners" with whom management engaged in "strategic discussions." Be specific about the time period involved and the parties contacted.

12. Provide more detail about how and why the board elected to pursue the sale of ClearLab as a separate transaction. The relationship of this sale to the merger should also be explained.

13. Clarify how and when the board reached the decision to pursue the sale of the company beginning with the contacts with financial and strategic buyers beginning in December 2006. What consideration was given to remaining independent or pursuing the acquisition of another company? Why were these options not chosen?

14. Clarify why you entered into a second non-disclosure agreement with Bidder A, effective February 27, 2007.

15. Similarly, explain why you engaged both Goldman Sachs and Sonenshine as financial advisors in connection with this transaction.

16. Disclose the number of "other bidders" (besides Fenway, Bidder A and Bidder B) with whom you had discussions during March, April and May 2007.

17. As to each alternate bid received, summarize all material terms, including the transaction type. For example, on page 21, explain what kind of "strategic alliance" Bidder A proposed in May 2007, and the form and per share value of the proposal. Provide the same information with respect to Bidder A's revised bids.

18. Explain why the board concluded in May 2007 that a financial sponsor would present the most favorable proposal.

19. On page 23, explain why the transaction committee concluded that the Fenway proposal had the greatest likelihood of maximizing shareholder value.

20. See our last comment above. In the last paragraph on page 23, summarize the material terms of the final bids or proposals from Bidders A and B.

Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger, page 24

21. In the first bullet point in this section, quantify how long the transactions committee believed it would take before the company's stock would reach and sustain the merger consideration of $24.25. This period of time is cited in support of the fairness of the merger, so we believe it should be quantified to the extent possible.

Purpose for the Merger for 1-800 Contacts, page 26

22. For all filing persons including the company, state the reasons for the timing of this transaction.

Opinion of Financial Advisor, page 28

23. Did Goldman Sachs provide any written materials or oral presentations in its role as financial advisor in connection with this transaction? If so, all of such materials or oral contacts should be summarized in considerable detail in the proxy statement. Any written materials must be filed as exhibits to the Schedule 13E-3.

24. Did any filing person other than the company engage a third party that prepared a report (oral or written) of the type specified by Item 1015 of Regulation M-A? If so, provide the disclosure required by that Item in the proxy statement and file any written materials as exhibits to the Schedule 13E-3.

25. The Sonenshine Partners report dated June 3, 2007 contains comparisons of the Fenway merger versus proposals received from other parties. We assume the parties for whom code names are used in this report represent Bidders A and B. Expand this section to describe the comparisons of the bids contained in the report.

26. Clarify why Sonenshine added the Additional Value to each of the per share value data its analyses yielded. That is, clearly explain what the Additional Value is intended to represent and why it was added to yield a per share value that in many cases is above the merger consideration.

27. At the bottom of page 32, describe the "certain adjustments for certain expenses" utilized in Sonenshine's analysis.

Position of Parent, Acquisition, Fenway and Fenway GP as to the Fairness of the Merger, page 27

28. Explain why the above entities did not consider any other firm offers made by unaffiliated parties in assessing the fairness of this transaction. Since it appears that the company did receive offers from other parties during the negotiations leading up to the signing of the merger agreement, why aren't these relevant to the fairness analysis?

Where You Can Find More Information, page 82

29. Schedules 14A and 13E-3 do not permit the "forward" incorporation by reference of periodic reports not yet filed with the SEC. The Schedules must be specifically amended to incorporate any such reports if and when filed. Please revise the disclosure in the second to last paragraph on page 83 accordingly.

Closing Comments

As appropriate, please amend your filings and respond to these comments promptly. You may wish to provide us with marked copies of the amendments to expedite our review. In addition, furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised materials and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that your filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the transaction, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filings; and

- The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please do not hesitate to contact me with any questions about the above comments or about your filings generally. I may be reached at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions

cc: Joshua A. Leuchtenberg, Esq. (via facsimile)
        Gregory Gooding, Esq. (via facsimile)